UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M102

(CUSIP Number)

SOFAR S.p.A.

Via Firenze 40

Trezzano Rosa, Italy 20060

Attention: Andrea Biffi

Telephone: 0039 028083621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SOFAR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,266,098
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,266,098
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,266,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89366M102

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by SOFAR, S.p.A. (the “Investor” or the “Reporting Person”) and amends certain Items of the Schedule 13D, filed with the Securities and Exchange Commission on September 30, 2015.

This Amendment is filed with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”), of TransEnterix, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27713.

Item 2. Identity and Background

(a)-(c) This Statement is filed by SOFAR S.p.A. The principal business address of the Investor is Via Firenze 40, 20060 Trezzano Rosa, Italy. The principal business of the Investor is a privately held health care company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investor is an Italian corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to read as follows:

The 15,543,413 shares of Common Stock of the Company issued to the Investor under the Purchase Agreement (as defined and described in Item 6) were issued as consideration in the strategic acquisition by a wholly owned subsidiary of the Company of the Acquired Company (as defined in Item 6).

An additional 3,722,685 shares of Common Stock of the Company issued to the Investor under the Amendment (as defined and described in Item 6) and were issued in a restructuring of a cash payment that was likely to come due in 2017 under the Purchase Agreement.

Item 4. Purpose of Transaction

The description set forth in Item 6 of this Schedule 13D is incorporated herein by reference. The Investor acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

CUSIP No. 89366M102

(a)-(b) The aggregate percentage of Common Stock reported owned by the Investor is based upon 119,410,036 shares outstanding, which is the total number of Common Stock outstanding after issuance of the Shares (as defined in Item 6).1

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to read as follows:

The Company is a party to that certain Membership Interest Purchase Agreement, dated September 18, 2015, with the Investor, Vulcanos S.r.l., as the acquired company, and TransEnterix International, Inc., a wholly owned subsidiary of the Company, as the buyer (the “Purchase Agreement”) pursuant to which TransEnterix International, Inc. acquired all of the membership interests of Vulcanos S.r.l. from the Investor (the “Acquisition”). Under the terms of the Purchase Agreement, the consideration consisted of the issuance of 15,543,413 shares of Common Stock (the “Securities Consideration”) and approximately $25 million U.S. Dollars and €27.5 million in cash consideration (the “Cash Consideration”). The Securities Consideration was issued in full at the closing of the Acquisition; the Cash Consideration was or will be paid in four tranches.

On December 30, 2016, the Company entered into an Amendment to the Purchase Agreement (the “Amendment”) to restructure the terms of the second tranche cash payment. Under the Purchase Agreement, the second tranche of the Cash Consideration (the “Second Tranche”) was to be payable after the achievement of both of the following milestones (i) the earlier of approval from the FDA for the Senhance System (acquired in the Acquisition), or December 31, 2016, and (ii) the Company having cash on hand (which means cash and cash equivalents, as defined by US GAAP) of at least $50 million, or successfully completing a new financing or financings, raising at least $50 million in gross proceeds; with payment of simple interest at a rate of 9.0% per annum between the achievement of the first milestone event and the payment date. Under the Amendment, the Second Tranche was restructured to be paid as follows:

A.	Issuance of 3,722,685 shares of the Company’s common stock with an aggregate fair market value of Five Million Euro (€5.000.000) or Five Million, Two Hundred Twenty-Six Thousand, Six Hundred Fifty Dollars (US $5,226,650), based on an exchange rate of €1 = $1.04533, as published on December 30, 2016 (the “Shares”). The price per Share is $1.404 and was calculated based on the average of the closing prices of Company’s common stock on ten consecutive trading days ending one day before the execution of the Amendment; and

B.	Payment of Five Million Euro (€ 5.000.000) in cash upon the occurrence of any one of the following events:

(1)	receipt of clearance from the FDA for the Senhance System; or

[1]	Number of shares outstanding provided by the Company as of January 4, 2017.

CUSIP No. 89366M102

(2)	the Company having cash on hand (which means cash and cash equivalents, as defined by US GAAP), at any time of at least Fifty Million Dollars (US $50,000,000), or

(3)	successful completion of a new financing or financings by the Company and its subsidiaries and its persons—on a consolidated basis—raising at least Fifty Million Dollars (US $50,000,000) in gross proceeds to the Company and commenced after September 2015, exclusive of any financing proceeds related to the December 2016 purchase agreement between the Company and Lincoln Park Capital Fund, LLC.

The Five Million Euro (€5.000.000) cash payment began to accrue simple interest at a rate of 9% per annum beginning on December 31, 2016 and will continue to accrue interest until paid in full. Such payment will be due immediately upon the completion of one of the three events identified above, except that the Company may, in its sole discretion, defer payment until December 31, 2017 in the event that any of the three events occurs before December 31, 2017.

The Amendment reduces the cash payments to be made by the Company by Five Million Euro (€5.000.000), allowing the Company to conserve more of its available cash for working capital and general corporate purposes.

The foregoing is subject to and qualified by the terms and conditions contained in the Amendment, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 1.

Item 7. Material to Be Filed as Exhibits

1.	Amendment to Membership Interest Purchase Agreement, dated December 30, 2016, by and among SOFAR S.p.A., Vulcanos S.r.l., TransEnterix, Inc. and TransEnterix International, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 5, 2017).

CUSIP No. 89366M102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2017

SOFAR S.P.A.

By:	/s/ Andrea Biffi
Name:	Andrea Biffi
Title:	Chief Executive Officer